UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2013
____________________

Commission File Number: 001-35658

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.
(Exact Name of Registrant as Specified in Its Charter)

SANTANDER MEXICO FINANCIAL GROUP, S.A.B. de C.V.
(Translation of Registrant’s Name into English)

Avenida Prolongación Paseo de la Reforma 500
Colonia Lomas de Santa Fe
Delegación Álvaro Obregón
01219 México, D.F.
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

TABLE OF CONTENTS

ITEM
1.	Resolutions adopted by Ordinary Annual Shareholders’ Meeting held April 18, 2013
2.	Resolutions adopted by Special Shareholders’ Meeting held April 18, 2013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

By:	/s/ Eduardo Fernández García-Travesí
	Name:	Eduardo Fernández García-Travesí
	Title:	General Counsel

Date: April 30, 2013

Item 1

DATE: 04/19/2013

BOLSA MEXICANA DE VALORES, S.A.B. DE C.V., INFORMS:
TICKER SYMBOL	SANMEX
CORPORATE NAME	GRUPO FINANCIERO SANTANDER MEXICO, S.A.B. DE C.V.
SERIES
TYPE OF MEETING	ORDINARY ANNUAL
DATE OF MEETING	04/18/2013
TIME	10:00
PERCENTAGE OF ATTENDANCE	98.27%
IS A RIGHT DECREED	Yes
DATE OF PAYMENT
TYPE OF RIGHTS	CASH DIVIDEND

AGREEMENTS

POINT I
Presentation of the Board of Directors’ report with respect to the Company’s operations, during the fiscal year ended on December 31, 2012, including: (i) The Financial Statements under CNBV and IFRS criteria, to such date, and (ii) the external auditor’s report.

RESOLUTIONS

FIRST.- “The report which in compliance with the provisions of article 172 of the General Law of Business Associations was filed before the Meeting of the Company’s Board of Directors is hereby deemed as filed and approved under all its terms, with respect to the operations carried out during the fiscal year ended on December 31, 2012. Add a copy of such report to the minutes recorded for this Meeting.”

SECOND.- “The Company’s and subsidiaries’ (CNBV) consolidated Financial Statements are hereby submitted and approved in each and every one of its parts, for the fiscal year comprising January 1 to December 31, 2012, as submitted before the Meeting and published in the newspaper “El Economista” of this city, dated February 19, 2013. Add a copy of the financial statements to the minutes recorded for this Meeting.”

THIRD.-“The Financial Statements of Grupo Financiero Santander México, S.A.B. de C.V., drafted pursuant to the IFRS rules and criteria, for the fiscal year ended December 31, 2012 are hereby submitted and approved in each and every one of their parts.”

FOURTH. - “The report filed by the External Auditor, in connection with the Company’s Financial Statements, for the fiscal year ended on December 31, 2012 is hereby submitted and approved. Add a copy of such report to the minutes recorded for this Meeting.”

FIFTH. - “Each and every one of the proceedings and acts performed by the Board of Directors, by the Chief Executive Officer and General Manager, by the Secretary, by the Alternate Secretary and by the External Auditor of the Company, in the lawful performance of their positions during the fiscal year ended on December 31, 2012, are hereby approved and ratified, thanking all of them for the services rendered during such fiscal year.”

POINT II
Proposal and, as applicable, approval with respect to the application of results.

RESOLUTIONS

SIXTH.- “It is agreed that given that the Financial Statements approved by this Meeting report a “Net Profit” in the fiscal year of 2012 for the amount of $17,821,703,437.00 M.N. (Seventeen thousand eight hundred and twenty one million seven hundred and three thousand four hundred and thirty seven pesos 00/100 national currency) the following applications be made:

a). - Of the “Net Profit” attained individually in the fiscal year, the amount of $1,356,504.00 M.N. (One million three hundred and fifty six thousand five hundred and four pesos 00/100 National Currency) equivalent to 5% of results, to the account of “Legal Reserve”;

b). - The remaining “Net Profit” attained in the Fiscal Year, individually, for the amount of $25,773,571.00 M.N. (Twenty five million seven hundred and seventy three thousand five hundred and seventy one pesos 00/100 National Currency) to the account of “Result of Previous Fiscal Years”.

c).-  The “Net Profit” attained in the fiscal year, by its Subsidiaries, not distributed or applied for the amount of $17,794,583,362.00 M.N. (Seventeen thousand seven hundred and ninety four million five hundred and eighty three thousand three hundred and sixty two pesos 00/100 National Currency) to the account of “Results from Previous Fiscal Years”.

SEVENTH. - “The Shareholders’ Meeting of Grupo Financiero Santander México, S.A.B de C.V., is hereby informed of and approves the creation of a fund for the repurchase of the Company’s shares, for the amount of $1,500,000,000.00 M.N.  (One thousand five hundred million pesos 00/100 National Currency) and agrees that such fund comes from the account of “Results from previous fiscal years.”

POINT III
Report with respect to the performance of the fiscal obligations charged to the Company in fiscal year 2011.

RESOLUTION
EIGHTH.- “The Shareholders’ Meeting of Grupo Financiero Santander México, S.A.B. de C.V., is hereby informed of and approves the report regarding the performance of the fiscal obligations filed before the Tax Administration Service in the Exhibits of the Alternative Information to the Fiscal Report corresponding to the fiscal year 2011, of the Company.”

POINT IV
Proposal and, as applicable, approval, to decree payment of cash dividends to the Company’s shareholders, up to the amount determined by the Meeting.

RESOLUTIONS

NINTH.- “Grupo Financiero Santander Mexico, S.A.B. de C.V. Shareholders’ Meeting approves payment of a dividend in cash to the Company’s Shareholders, coming from the account “Result of the Previous Fiscal Year”, up to an amount of $8,850,000,000.00 M.N. (Eight thousand eight hundred and fifty million pesos National Currency), which shall be covered pursuant to the following:

a) Payment of the amount of $1,650,000,000.00 M.N. (One thousand six hundred fifty million pesos 00/100 National Currency); amount not subject to any condition, which shall be covered on August 27, 2013.
b) The amount of $2,300,000,000.00 M.N. (Two thousand three hundred million pesos 00/100 National Currency), subject to the condition precedent that the financial statements in the quarterly financial statements, corresponding to the quarter ended on June 30, 2013, include a net profit of at least $4,600,000,000.00 M.N. (Four thousand six hundred million pesos 00/100 National Currency); such amount shall be paid in cash on August 27, 2013.
c) The amount of $2,400,000,000.00 M.N. (Two thousand four hundred million pesos 00/100 National Currency) subject to the condition precedent that the financial statement in the quarterly financial statements, corresponding to the quarter ended on September 30, 2013, include a net profit of at least $4,800,000,000.00 M.N. (Four thousand eight hundred million pesos 00/100 National Currency); such amount shall be paid in cash on February 25, 2014.
d) The amount of $2,500,000,000.00 M.N. (Two thousand five hundred million pesos 00/100 National Currency) subject to the condition precedent that the financial statement in the quarterly financial statements, corresponding to the quarter ended on December 31, 2013, include a net profit of at least $5,000,000,000.00 M.N. (Five thousand million pesos 00/100 National Currency); such amount shall be paid in cash on February 25, 2014.
e) It is agreed that the dividend be distributed to the Shareholders in proportion to the number of shares they own. The Board of Directors in the meetings corresponding to the months of July and October 2013 and January 2014, shall review the financial statements corresponding to the immediately prior quarter, in order to corroborate that the conditions precedent referred to in items b), c) and d) above have been met.

TENTH.- “The Shareholders of Grupo Financiero Santander México, S.A.B. de C.V. agree to entrust to the Company’s Board of Directors the authority to determine the place where the dividends shall be paid to the Shareholders, which pursuant to the immediately prior resolution shall be paid on August 27, 2013, regarding the amounts indicated in items a) and b) of the previous resolution and on February 25, 2014 regarding the payment of the amounts indicated in items c) and d) of the previous resolution, respectively. Likewise Messrs. Carlos Gómez y Gómez, Marcos Martínez Gavica, Eduardo Fernández García-Travesí, Alfredo Acevedo Rivas  and Rocío Erika Bulhosen Aracil are authorized so that jointly or individually they may perform all the acts necessary to publish the notice informing of the time and place of the payment of such dividends to the Shareholders as agreed herein.”

POINT V
Report from the Chief Executive Officer and General Manager of the Company regarding the operations of the business, corresponding to fiscal year 2012.

RESOLUTION

ELEVENTH.- “Grupo Financiero Santander Mexico, S.A.B. de C.V. Shareholders’ Meeting approves the report submitted by the Chief Executive Office and General Manager of the Corporation, regarding the operations of the business for the fiscal year 2012, in compliance with the provisions of the Securities Market Law. Add a copy of the report to the minutes recorded for this Meeting.”

POINT VI
Opinion issued by the Board of Directors regarding the content of the report rendered by the Chief Executive Officer and General Manager of the Company.

With respect to this point of the Agenda, the Chairman informed, that on February 14, 2013, the Chief Executive Officer and General Manager of the Company, filed before the Board of Directors the report rendered with respect to the operations of the Company during the fiscal year ended on December 31, 2012 indicating that after being carefully analyzed by such Collegiate Body, the latter expressed its opinion and determined that such report reflects the real current status of the Company, approving the same under the terms filed.

After having listened to the Chairman’s opinion, the Meeting is hereby informed of the Opinion issued by the Board of Directors, regarding the content of the report rendered by the Chief Executive Officer and General Manager of the Company in its meeting held on last February 14, 2013.

POINT VII

Report from the Board of Directors regarding major policies and accounting criteria and information.

RESOLUTION

TWELFTH. - “Grupo Financiero Santander México, S.A.B. de C.V., Shareholders’ Meeting is hereby informed and approves the document containing the main policies and accounting criteria and Information. Add a copy of such document to the minutes recorded for this Meeting.”

POINT VIII
Report from the Board of Directors regarding the activities of the Audit Committee and Corporate Practices Committee during fiscal year 2012.

RESOLUTION

THIRTEENTH.- “The Shareholders’ Meeting of Grupo Financiero Santander México, S.A.B. de C.V., is hereby informed of and approves the Annual Reports from the Audit Committee and from the Corporate Practices Committee, with respect to the Company’s activities during the 2012 fiscal year.

POINT IX
Report of operations and activities in which the Company has participated.

RESOLUTION

FOURTEENTH. - “The Shareholders’ Meeting is hereby informed of the relevant operations and activities in which Grupo Financiero Santander México, S.A.B. de C.V. has been involved.”

POINT X
Appointment and re-election, as applicable, of Series “B” and “F” Shares members and alternate members of the Board of Directors and approval of the structure of remuneration of the board members.

FIFTEENTH. - “The Shareholders’ Meeting of Grupo Financiero Santander México, S.A.B. de C.V. agrees to the ratification of each person indicated below to the positions mentioned below such that the Board of Directors shall be comprised as follows:

Non-Independent Series “F “Members

D. Carlos Gómez y Gómez Chairman of the Board
D. Jesús María Zabalza Lotina Member
D. Marcos Martínez Gavica   Member
D. Fernando Solana Morales   Member
D. Juan Sebastián Moreno Blanco Alternate Member
D. Rodrigo Brand de Lara Alternate Member
D. Pedro José Moreno Cantalejo  Alternate Member
D. Eduardo Fernández García-Travesí   Alternate Member

Independent Series “F” Members

D. Guillermo Güemez García  Member
D. Joaquín Vargas Guajardo Member
D. Juan Gallardo Thurlow Member
D. Vittorio Corbo Lioi   Member
D. Eduardo Carredano Fernández   Alternate Member
D. Alberto Felipe Mulas Alonso   Alternate Member
D. Jesús Federico Reyes Heroles González Garza   Alternate Member

Independent Series “B” Members

Don Carlos Fernández González	Member
Don Fernando Ruíz Sahagún	Member
Don Alberto Torrado Martínez	Member
Don Enrique Krauze Kleinbort	Alternate Member
Don Luis Orvañanos Lascurain	Alternate Member
Don Antonio Purón Mier y Terán	Alternate Member

It is hereby recorded that any of the Alternate Members may substitute in the case of absences of the Members.

Likewise, it is expressly recorded:

i). That the persons appointed and ratified have stated their acceptance of such positions pursuant to the preceding resolutions.
ii). The absolute agreement of the shareholders both of Series “F” as Series “B”, so the Corporation’s Board of Directors is comprised as approved by this Meeting.

SIXTEENTH. - “It is agreed that Grupo Financiero Santander Mexico, S.A.B. de CV. shall provide as remuneration to each Independent Member and Alternate Member the amount of:

For each meeting of the Board of Directors and, as applicable, for each meeting of the Committee to which they attend as members, shall be paid as compensation the amount of $81,429.00 M.N. (eighty one thousand four hundred and twenty nine pesos 00/100 National Currency) minus withholding of the corresponding Income Tax.

In addition, the Member that acts as Chairman in the meeting of the Committee wherein he participates, shall be paid as compensation the amount of $93,643.00 (Ninety three thousand six hundred and forty three pesos 00/100 National Currency) minus withholding of the corresponding Income Tax.

SEVENTEENTH. - “The Shareholders’ Meeting of Grupo Financiero Santander Mexico, S.A.B. de CV. hereby records the Company’s appreciation to the Non-Independent Members and Alternate Members, for the waiver made to receive any compensation that might correspond to them in the exercise of their positions.”

POINT XI
Proposal and, as applicable, approval of the appointment of the Presidents of the Audit Committee and Corporate Practices, Nomination and Compensation Committee.

RESOLUTIONS

EIGHTEENTH. - “The Shareholders’ Meeting of Grupo Financiero Santander Mexico, S.A.B. de C.V. ratifies the appointment of D. Fernando Ruíz Sahagún, as President of the Audit Committee.”

NINETEENTH.- “The Shareholders’ Meeting of Grupo Financiero Santander Mexico, S.A.B. de CV., ratifies the appointment of D. Alberto Felipe Mulas Alonso, as President of the Corporate Practices Committee, Nomination and Compensation Committee.”

TWENTIETH.- “All the acts and proceedings made by D. Fernando Ruíz Sahagún and D. Alberto Felipe Mulas Alonso, in their positions as President of the Audit Committee and President of the Corporate Practices Committee Nomination and Compensation Committee respectively, made prior to this Meeting, are hereby ratified.”

POINT XII
Appointment of delegates in order to enact the resolutions adopted at the Meeting and, if applicable, to formalize such resolutions.

RESOLUTION

TWENTY FIRST.- “Messrs. Carlos Gómez y Gómez, Marcos Martínez Gavica, Alfredo Acevedor Rivas, Eduardo Fernández García-Travesí and Rocío Erika Bulhosen Aracil are hereby appointed as this Meeting’s Delegates, so that on behalf of and in representation of the Corporation, individually any of them may appear before the Notary Public of their choice to formalize all or part of this Meeting’s minutes or where relevant the content of these minutes, and, if deemed necessary or convenient, to draft, execute and file notices required before any authority.

The Secretary and Alternate Secretary of the Corporation’s Board of Director are hereby authorized to issue simple or certified copies that are requested for the foregoing and make the notes that are necessary in the corporate books thereof.”

Item 2

DATE: 04/19/2013

BOLSA MEXICANA DE VALORES, S.A.B. DE C.V., INFORMS:
TICKER SYMBOL	SANMEX
CORPORATE NAME	GRUPO FINANCIERO SANTANDER MEXICO, S.A.B. DE C.V.
SERIES	B
TYPE OF MEETING	SPECIAL
DATE OF MEETING	04/18/2013
TIME	09:30
PERCENTAGE OF ATTENDANCE	96.47%

AGREEMENTS

Special Series B

POINT I
Appointment and, as applicable, ratification of the members of the Corporation’s Board of Directors, who represent the Series “B” shares, representing the Corporation’s capital stock.

RESOLUTIONS

FIRST.- “The Special Shareholders’ Meeting of the Series “B” shares of Grupo Financiero Santander México, S.A.B. de C.V. agrees to the ratification of the representatives of this Series, on the Corporation’s Board of Directors.

SECOND.- “It is hereby recorded that, by virtue of the preceding resolution, the representatives of the Series “B” Shares, of Grupo Financiero Santander México, S.A.B. de C.V.’s Board of Directors, is comprised as follows:

SERIES “B” MEMBERS

INDEPENDENT

MEMBERS	ALTERNATE MEMBERS
Don Carlos Fernández González	Don Enrique Krauze Kleinbort
Don Fernando Ruíz Sahagún	Don Luis Orvañanos Lascurain
Don Alberto Torrado Martínez	Don Antonio Purón Mier y Terán

Likewise, it is hereby recorded that any of the Alternate Members may substitute in the case of absences of the Members.”

POINT II
Appointment of delegates to formalize and enforce the resolutions adopted by the Meeting.

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RESOLUTION

THIRD.- “Messrs. Carlos Gómez y Gómez, Marcos Martínez Gavica, Alfredo Acevedo Rivas, Eduardo Fernández García-Travesí and Rocío Erika Bulhosen Aracil are hereby appointed as this Meeting’s delegates, so that on behalf of and in representation of the Corporation, individually any of them may appear before the Notary Public of their choice to formalize all or part of this Meeting’s minutes if deemed necessary or convenient, and perform all other acts deemed appropriate, to comply with the resolutions adopted therein.

Likewise the Secretary and Alternate Secretary of the Corporation’s Board of Director are hereby authorized to issue simple or certified copies that are requested for the foregoing.”

Special Series F

POINT I
Resignation, appointment and, as applicable, ratification of the members of the Corporation’s Board of Directors, representatives of the Series “F” Shares, representing the Corporation’s Capital Stock.

RESOLUTIONS

FIRST. - “the Series “F” Shareholders of Grupo Financiero Santander México, S.A.B. de C.V. accept the resignations of D. Antonio Fernández Rodriguez from the position of Independent Member and D. José Carlos Ávila Benito from the position of Non-Independent Member.

The Corporation’s appreciation to Messrs. Antonio Fernández Rodriguez and José Carlos Ávila Benito, for the services rendered with great professionalism and dedication is hereby recorded, releasing them from any liability which they might have incurred in the performance of their positions.

SECOND. - “The Special Shareholders’ Meeting of the Series “F” of Grupo Financiero Santander Mexico, .S.A.B. de C.V. accepts the resignation of D. Guillermo Güemez García from the position of Alternate Independent Member, appointing him as Independent Member of the Corporation’s Board of Directors, representative of this Series of Shares.”

THIRD.- “The Special Shareholders’ Meeting of the Series “F” of Grupo Financiero Santander México, S.A.B. de C.V. accepts the resignation of D. Fernando Solana Morales from the position of Independent Member, appointing him as a Non-Independent Member of the Corporation’s Board of Directors, representative of these Series of Shares.”

FOURTH. - “The Special Shareholders’ Meeting of the Series “F” of Grupo Financiero Santander México, S.A.B de C.V. agrees to the appointment of D. Juan Gallardo Thurlow, as an Independent Member, representative of this Series of Shares in the Corporation’s Board of Directors.

FIFTH. - “The ratification of the remaining members of the Board of Directors representative of this Series of Shares is hereby agreed.”

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SIXTH. - “It is hereby recorded that the representatives of the Series “F” Shares in the Board of Directors of Grupo Financiero Santander, S.A.B. de C.V., is comprised as follows:

Non-Independent Series “F” Members

D. Carlos Gómez y Gómez Chairman of the Board
D. Jesús María Zabalza Lotina Member
D. Marcos Martínez Gavica   Member
D. Fernando Solana Morales   Member
D. Juan Sebastián Moreno Blanco Alternate Member
D. Rodrigo Brand de Lara Alternate Member
D. Pedro José Moreno Cantalejo  Alternate Member
D. Eduardo Fernández García-Travesí   Alternate Member

Independent Series “F” Members

D. Guillermo Güemez García  Member
D. Joaquín Vargas Guajardo  Member
D. Juan Gallardo Thurlow  Member
D. Vittorio Corbo Lioi   Member
D. Eduardo Carredano Fernández   Alternate Member
D. Alberto Felipe Mulas Alonso   Alternate Member
D. Jesús Federico Reyes Heroles González Garza   Alternate Member

Likewise, it is hereby recorded that any of the Alternate Members may substitute in the case of absences of the Members.”

POINT II
Appointment of the delegates to formalize and enforce the resolutions adopted by the Meeting.

RESOLUTION

SEVENTH.- “Messrs. Carlos Gómez y Gómez, Marcos Martínez Gavica, Alfredo Acevedor Rivas, Eduardo Fernández García-Travesí and Rocío Erika Bulhosen Aracil are hereby appointed as this Meeting’s delegates, so that on behalf of and in representation of the Corporation, individually any of them may appear before the Notary Public of their choice to formalize all or part of this Meeting’s minutes if deemed necessary or convenient, and perform all other acts deemed appropriate, to comply with the resolutions adopted therein.

Likewise the Secretary and Alternate Secretary of the Corporation’s Board of Director are hereby authorized, to issue simple or certified copies that are requested for the foregoing.”

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